Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213271

CIM INCOME NAV, INC.
SUPPLEMENT NO. 14 DATED OCTOBER 10, 2019
TO THE PROSPECTUS DATED NOVEMBER 27, 2018
This document supplements, and should be read in conjunction with, the prospectus of CIM Income NAV, Inc. dated November 27, 2018; Supplement No. 6 dated April 16, 2019; Supplement No. 12 dated August 29, 2019, which superseded and replaced all previous supplements to the prospectus, with the exception of the “Incorporation by Reference” section of Supplement No. 6; and Supplement No. 13 dated September 11, 2019. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of CIM Income NAV, Inc.;
(2)	the net asset value (“NAV”) per share for each class of common stock on each business day for the month of September 2019;
(3)	information regarding the share redemption limit; and
(4)	recent real property acquisitions and dispositions and subscription for investment in limited partnership interests.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $4,000,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on December 6, 2011 and was subsequently superseded by registration statements declared effective on August 26, 2013 and February 10, 2017. We are offering up to $3,500,000,000 in shares of common stock pursuant to our primary offering, consisting of four classes of shares of common stock: D Shares, T Shares, S Shares and I Shares. We are also offering $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of D Shares, T Shares, S Shares and I Shares with a dollar value up to the maximum offering amount.
During the month of September 2019, we accepted investors’ subscriptions for, and issued, a total of approximately 405,000 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $7.2 million, consisting of approximately 326,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $5.8 million ($1.6 million in D Shares, $4.2 million in T Shares, and $35,000 in I Shares), and approximately 79,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $1.4 million. As of September 30, 2019, we had accepted investors’ subscriptions for, and issued, approximately 45.7 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $824.6 million.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering as well as to renew, extend or terminate our registration at any time.

NAV per Share
The following is a list of the NAV per share on each business day for the month of September 2019 for each of our classes of common stock:

	NAV per Share
Date	D Shares	T Shares	S Shares	I Shares
September 3, 2019	$17.70	$17.35	*	$17.95
September 4, 2019	$17.70	$17.35	*	$17.95
September 5, 2019	$17.70	$17.35	*	$17.95
September 6, 2019	$17.70	$17.35	*	$17.95
September 9, 2019	$17.70	$17.35	*	$17.95
September 10, 2019	$17.70	$17.35	*	$17.96
September 11, 2019	$17.70	$17.35	*	$17.95
September 12, 2019	$17.70	$17.35	*	$17.95
September 13, 2019	$17.70	$17.35	*	$17.95
September 16, 2019	$17.70	$17.35	*	$17.95
September 17, 2019	$17.70	$17.35	*	$17.95
September 18, 2019	$17.70	$17.35	*	$17.95
September 19, 2019	$17.70	$17.35	*	$17.95
September 20, 2019	$17.70	$17.35	*	$17.95
September 23, 2019	$17.71	$17.36	*	$17.96
September 24, 2019	$17.71	$17.36	*	$17.96
September 25, 2019	$17.72	$17.37	*	$17.98
September 26, 2019	$17.72	$17.37	*	$17.98
September 27, 2019	$17.72	$17.37	*	$17.98
September 30, 2019	$17.68	$17.32	*	$17.93

* Not available. We did not issue any S Shares as of September 30, 2019.
The NAV per share is the price at which we sold our shares pursuant to purchase orders (excluding applicable upfront selling commissions and dealer manager fees charged on D Shares and T Shares), and redeemed shares pursuant to redemption requests, on the business day specified. Purchases and redemptions will be made in accordance with our policies as set forth in the registration statement and prospectus to which this prospectus supplement relates. Please refer to “Valuation Policies” beginning on page 99 of the current prospectus, as supplemented, for important information about how NAV is determined for each of our classes of common stock. Our NAV per share for each share class, which is updated daily, along with our registration statement, prospectus and prospectus supplements are available on our website https://www.cimgroup.com/strategies/individual/inav#summary.
Redemption Limit
As disclosed on our website, as of September 30, 2019, our NAV was $597,750,564. As of October 1, 2019, the redemption limit for the quarter ending December 31, 2019 was 10% of our NAV as of September 30, 2019. Given that sales of our common stock have exceeded redemption requests quarter to date, the redemption limit as of October 1, 2019 has not been reduced below 10% of our NAV as of September 30, 2019. For a complete discussion of redemption limits, refer to the section of our prospectus captioned “Share Purchases and Redemptions — Redemption Limitations” beginning on page 201 of the prospectus.

PROSPECTUS UPDATES
Recent Real Property Acquisitions and Dispositions and Subscription for Investment in Limited Partnership Interests
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Assets” beginning on page 21 of the prospectus and the section of our prospectus captioned “Investment Objectives, Strategy and Policies — Real Property Acquisitions” beginning on page 81 of the prospectus, and describes our real estate holdings as of September 30, 2019, and the activity that occurred subsequent to the activity as of August 31, 2019 previously disclosed in our prospectus, as supplemented.
Description of Real Estate Assets
As of September 30, 2019, we, through separate wholly-owned limited liability companies and limited partnerships, owned 132 properties, acquired for an aggregate purchase price of $909.9 million, located in 34 states, consisting of six anchored shopping centers, 103 retail, 12 industrial and distribution, and 11 office properties, comprising approximately 5.5 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. We disposed of two properties and did not acquire any new properties between September 1, 2019 and September 30, 2019.
Subscription for Investment in Limited Partnership Interests
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives, Strategy and Policies — Other Investments” on page 77 of the prospectus.
On September 27, 2019, we executed a Subscription Agreement to purchase $50 million of limited partnership interests of CIM UII Onshore, L.P. (“CIM UII Onshore”), which was accepted by the general partner of CIM UII Onshore on September 30, 2019. CIM UII Onshore’s sole purpose is to invest all of its assets in CIM Urban Income Investments, L.P. (“CIM Urban Income”), which is a private institutional fund that acquires, owns and operates substantially stabilized, diversified real estate and real estate-related assets in urban markets primarily located throughout North America. Both CIM UII Onshore and CIM Urban Income were formed by CIM, and CIM controls the general partner of both CIM UII Onshore and CIM Urban Income. As such, our subscription for $50 million of limited partnership interests in CIM UII Onshore was approved by all of our independent directors as fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

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